Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

BY EDGAR AND HAND DELIVERY

December 8, 2010

Mr. Todd K. Schiffman
Mr. Eric Envall
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

    Re:
    Walker & Dunlop, Inc.
    Registration Statement on Form S-1/A
    Filed December 1, 2010
    File No. 333-168535

Dear Mr. Schiffman:

        On behalf of our client, Walker & Dunlop, Inc., a Maryland corporation (the "Company"), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-168535) (including exhibits thereto) of the Company (the "Registration Statement") for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company's amended filing of the Registration Statement with the Securities and Exchange Commission (the "Commission") on December 1, 2010.

        This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the "Staff"), received by letter dated December 2, 2010 (the "Comment Letter"), with respect to the Registration Statement, and the changes reflected in Amendment No. 5 to the Registration Statement ("Amendment No. 5") include those made in response to the Comment Letter. We have enclosed with this letter a marked copy of Amendment No. 5, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

        For your convenience, set forth in italics below are your numbered comments, with the Company's responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 5. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 5.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi    Alicante    Amsterdam    Baltimore    Beijing     Berlin    Boulder    Brussels    Caracas    Colorado Springs    Denver    Dubai    Dusseldorf    Frankfurt    Hamburg    Hanoi     Ho Chi Minh City    Hong Kong    Houston    London    Los Angeles    Madrid    Miami    Milan    Moscow    Munich    New York    Northern Virginia    Paris    Philadelphia    Prague    Rome    San Francisco    Shanghai    Silicon Valley    Singapore    Tokyo    Ulaanbaatar    Warsaw    Washington DC    Associated offices: Budapest    Jeddah    Riyadh    Zagreb

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009, page 52

1.     Your disclosure that unrestricted cash decreased between these periods is confusing since it appears that it increased. Please revise to clarify your current disclosure.

  Response to Comment No. 1

        The Company has revised its disclosure on page 52 to correct this error. The amended disclosure reads as follows: "Our unrestricted cash balance was $20.1 million and $10.7 million as of September 30, 2010 and September 30, 2009, respectively, a $9.4 million increase."

Debt Obligations, page 55

2.     Please revise to disclose how the delinquency covenant ratio effected your compliance with the Bank of America credit agreement and how it was resolved. Also, please discuss in greater detail the terms of payment guaranty anticipated under the amendment to this agreement and how it will affect your financial statements.

  Response to Comment No. 2

        In response to the Staff's comment regarding the delinquency ratio, the Company has revised its disclosure on page 56 to add the following statement:

  "As with the warehouse line, we were in breach of the delinquency rate covenant as of June 30, 2010. The lender waived the breach, any related cross-defaults were waived and the covenant was amended to increase the maximum delinquency rate percentage to change to 1% from quarter-end to quarter-end. We were in compliance with all covenants as of September 30, 2010."

        In response to the Staff's comment regarding the payment guaranty, the Company notes that there are no other material terms to describe. Because the debt is included in the Company's consolidated financial statements, the payment guaranty has no additional impact.

Legal Proceedings, page 76

3.     Please explain why you have agreed to indemnify Column for $3 million for any liabilities it may be required to pay in this litigation when you disclose that under the Column Transaction Agreement Column "generally agreed to identify Walker & Dunlop, LLC against liability arising from Column's conduct." This would include a discussion as to what you received in exchange for your agreement to indemnify Column for $3 million.

  In addition, please explain why Messrs. William Walker and Mallory Walker have agreed to indemnify Column for additional amounts Column may be liable to pay you.

Response to Comment No. 3

        In connection with the 2009 Column transactions, W&D, Inc. and Green Park Financial Limited Partnership (together, the "GPF Parties"), Walker & Dunlop, LLC and Column Guaranteed LLC ("Column") entered into a transaction agreement (the "Column Transaction Agreement"), pursuant to which the GPF Parties and Column agreed to provide indemnification for certain matters to one another. Accordingly, the Company is seeking indemnification from Column for the litigation filed by Capital Funding. However, pursuant to the Column Transaction Agreement, Column's indemnification obligation arises only after Column receives a claim notice following the resolution of the litigation that specifies the amount of Walker & Dunlop, LLC's claim.

        To provide for greater certainty regarding Column's indemnification obligations before final resolution of the litigation and to cap any loss exposure, the Company secured a further agreement from Column in November 2010 confirming that it will indemnify the Company for any liabilities that arise as a result of this litigation. As part of this further indemnification agreement, in the event Column is required to pay the Company for any liabilities under the Capital Funding litigation that it otherwise would not have been obligated to pay under the Column Transaction Agreement, the Company will indemnify Column for an amount up to $3.0 million. Also as part of this further indemnification agreement, William Walker and Mallory Walker, in their individual capacities, agreed that if Column is required to indemnify the Company under this agreement and otherwise would not have been obligated to pay such amounts under the Column Transaction Agreement, Messrs. William Walker and Mallory Walker will pay any such amounts in excess of $3.0 million but equal to or less than $6.0 million. As a result of this agreement, the Company will have no liability or other obligation for any damage amounts in excess of $3.0 million arising out of this litigation. The $3.0 million caps were negotiated amounts and not based on any expectation of actual liability. In the interest of securing the upfront acknowledgement of Column's indemnification obligations in respect of this specific litigation and a cap on any loss exposure in advance of the initial public offering, the Company, William Walker and Mallory Walker felt these terms were appropriate and beneficial to the Company. Mallory Walker and William Walker received no other benefits as a result of these arrangements.

        In response to the Staff's comment, the Company has made certain edits on pages 76-77.

4.     Please revise to provide greater detail of how events would unfold such that these payments would be required.

  Response to Comment No. 4

        The Company reiterates its belief that the relevant information for investors is that the Company's maximum exposure under the Capital Funding litigation is $3.0 million, which is clearly stated in the Registration Statement. In response to the Staff's comment, the Company is providing further explanation to the Staff below of how events could hypothetically unfold such that indemnification payments would be required:

  If the plaintiff in the Capital Funding litigation were to prevail on one or more claims, all of which are indemnifiable under the Column Transaction Agreement, Column would be obligated to indemnify the Company for the full amount of all claims. If the plaintiff in the Capital Funding litigation were to prevail on one or more claims, some of which are not indemnifiable under the Column Transaction Agreement, Column would nevertheless be obligated to indemnify the Company for the full amount of all claims; provided, however, that for any amounts paid by Column on claims that were not indemnifiable pursuant to the Column Transaction Agreement, (i) the Company would be obligated to indemnify Column for up to $3.0 million and (ii) William Walker and Mallory Walker would be obligated to indemnify Column for up to another $3.0 million.

        The Company believes, however, that including these hypothetical scenarios in the Registration Statement would be confusing to investors and unnecessary given the small amount of the Company's exposure and the existing descriptions of these indemnification terms. The Company also believes that such disclosure could be misleading by implying that each indemnification scenario is equally probable. Therefore, the Company respectfully submits that no changes are required to the "Legal Proceedings" disclosures on pages 76 - 77 of the Registration Statement other than those reflected in response to comment 3 above.

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        The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information concerning the Company's responses to your Comment Letter, please do not hesitate to contact me at 202-637-8357 or David Bonser at 202-637-5868.

Very truly yours,
/s/ JAMES E. SHOWEN James E. Showen

Enclosures

cc:
William M. Walker
        Walker & Dunlop, Inc.
David W. Bonser
        Hogan Lovells US LLP
Edward F. Petrosky
J. Gerard Cummins
James O'Connor
        Sidley Austin LLP